Exhibit 99.2
Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Card as of December 31, 2023

On March 4, 2024, Shinhan Card, our wholly-owned credit card subsidiary, filed its audit report with the Financial Supervisory Service and the Korea Exchange of the Republic of Korea pursuant to the Act of External Audit of Stock Companies and KOSPI Market Disclosure Regulation.

Please refer to the attached PDF file to see more details of Audit Reports with consolidated financial statements.

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholder of Shinhan Card Co., Ltd.

Opinion

We have audited the consolidated financial statements of Shinhan Card Co., Ltd. and its subsidiaries (“the Group”), which comprise the consolidated statement of financial position as of December 31, 2023, the consolidated statement of profit or loss and other comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to review such consolidated financial statements may differ from those generally accepted and applied in other countries.

The consolidated financial statements of the Group for the year ended December 31, 2022 were audited by another auditor who expressed an unmodified opinion on those statements on March 6, 2023.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea

March 4, 2024

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

(In millions of won, except share data)	Note		2023	2022
Assets
Cash and due from banks	10,40	~~W~~	587,523	664,928
Financial assets at fair value through profit or loss	11		951,025	389,326
Derivative assets	12		147,727	196,596
Credit card receivables at amortized cost and others	13		36,740,727	36,831,167
Lease assets	14		2,082,762	1,944,650
Financial assets at fair value through other comprehensive income	16		393,979	375,471
Property and equipment, net	15,17		638,694	646,555
Intangible assets	18		220,714	214,085
Investments in associates	19		92,456	88,692
Current tax assets	39		21,626	21,634
Deferred tax assets	39		129,403	124,738
Investment property	20		46,943	45,959
Net defined benefit assets	24		3,480	36,988
Other assets	21		1,363,103	1,469,532
Total assets		~~W~~	43,420,162	43,050,321

Liabilities
Derivative liabilities	12	~~W~~	18,978	21,346
Borrowings	22		7,962,662	9,136,178
Debentures, net	23		21,650,752	21,502,816
Net defined benefit obligations	24		395	207
Current tax liabilities	39		85,786	80,550
Provisions	25		234,166	240,060
Other liabilities	15,26		5,412,436	4,610,410
Total liabilities			35,365,175	35,591,567

Equity
Common stock	27		626,847	626,847
Hybrid bonds	27		699,822	399,901
Capital surplus	27		860,729	860,729
Capital adjustments	27		(1,548)	(1,550)
Accumulated other comprehensive loss	27		(55,952)	(17,253)
Retained earnings	27,28		5,916,393	5,582,516
Equity attributable to owner of the Company			8,046,291	7,451,190
Non-controlling interests	27		8,696	7,564

Total equity			8,054,987	7,458,754

Total liabilities and equity		~~W~~	43,420,162	43,050,321

The accompanying notes are an integral part of the consolidated financial statements.

(In millions of won, except earnings per share)	Note		2023	2022

Interest income		~~W~~	2,840,691	2,508,702
Interest expense			(945,393)	(710,697)
Net interest income	32		1,895,298	1,798,005

Fee and commission income			2,070,601	1,758,461
Fee and commission expense			(1,275,360)	(1,221,388)
Net fee and commission income	33		795,241	537,073

Dividend income	34		611	415
Net gain on financial assets at fair value through profit or loss	11		22,428	19,867
Net gain on derivatives	12		69,041	191,068
Net loss on foreign currency transactions	7		(40,238)	(160,792)
Provision for credit loss allowance	35		(883,956)	(560,265)
General administrative expenses	36		(744,161)	(741,626)
Other operating expense, net	37		(311,437)	(318,704)

Operating income			802,827	765,041

Non-operating income, net	38		3,204	64,575

Impairment of investments in subsidiaries and others			(2,831)	7,115

Profit before income tax			803,200	836,731

Income tax expense	39		(181,292)	(192,176)

Profit for the year		~~W~~	621,908	644,555

Other comprehensive income (loss):
Items that will not be reclassified to profit or loss
Remeasurement of the net defined benefit obligations	24,27	~~W~~	(21,965)	30,554
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		1,969	6,047
Items that are or may be reclassified to profit or loss
Gain(Loss) on financial assets at fair value through other comprehensive income			10,864	(17,031)
Net changes in the unrealized fair value of cash flow hedges	12,27		(26,712)	(12,452)
Foreign currency translation adjustments for foreign operations	27		(3,050)	19,440

Other comprehensive income (loss) for the year, net of tax			(38,894)	26,558

Total comprehensive income for the year		~~W~~	583,014	671,113

(In millions of won, except earnings per share)	Note		2023	2022

Profit attributable to:
Owner of the Company	30	~~W~~	620,582	641,368
Non-controlling interests			1,326	3,187
Profit		~~W~~	621,908	644,555

Total comprehensive income (loss) attributable to:
Owner of the Company		~~W~~	581,882	666,304
Non-controlling interests			1,132	4,809
Total comprehensive income		~~W~~	583,014	671,113

Earnings per share Basic and diluted earnings per share (in won)	30	~~W~~	4,710	5,015

The accompanying notes are an integral part of the consolidated financial statements.

		2022
(In millions of won)		Common stock	hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2022	~~W~~	626,847	-	860,592	1,871	(42,190)	5,291,390	6,738,510	(3,507)	6,735,003
Transactions with owner
Dividends		-	-	-	-	-	(337,620)	(337,620)	-	(337,620)
Share-based payment transactions		-	-	-	24	-	-	24	-	24
Issuance of hybrid bonds		-	399,901	-	-	-	-	399,901	-	399,901
Dividend on hybrid bonds		-	-	-	-	-	(12,622)	(12,622)	-	(12,622)
Net changes from business combination		-	-	137	-	-	-	137	-	137
Net change in non-controlling interests		-	-	-	(3,445)	-	-	(3,445)	6,263	2,818
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	641,368	641,368	3,187	644,555
Remeasurement of the net defined benefit obligations		-	-	-	-	30,554	-	30,554	-	30,554
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(10,984)	-	(10,984)	-	(10,984)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(12,452)	-	(12,452)	-	(12,452)
Foreign currency translation adjustments for foreign operations		-	-	-	-	17,819	-	17,819	1,621	19,440
Balance at December 31, 2022	~~W~~	626,847	399,901	860,729	(1,550)	(17,253)	5,582,516	7,451,190	7,564	7,458,754

The accompanying notes are an integral part of the consolidated financial statements.

		2023
(In millions of won)		Common stock	hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2023	~~W~~	626,847	399,901	860,729	(1,550)	(17,253)	5,582,516	7,451,190	7,564	7,458,754
Transactions with owner
Dividends		-	-	-	-	-	(256,631)	(256,631)	-	(256,631)
Share-based payment transactions		-	-	-	2	-	-	2	-	2
Issuance of hybrid bonds		-	299,921	-	-	-	-	299,921	-	299,921
Dividend on hybrid bonds		-	-	-	-	-	(30,074)	(30,074)	-	(30,074)
Net changes from business combination		-	-	-	-	-	-	-	-	-
Net change in non-controlling interests		-	-	-	-	-	-	-	-	-
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	620,582	620,582	1,326	621,908
Remeasurement of the net defined benefit obligations		-	-	-	-	(21,964)	-	(21,964)	-	(21,964)
Net changes in the unrealized fair value of financial assets		-	-	-	-	12,833	-	12,833	-	12,833

at fair value through other comprehensive income
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(26,712)	-	(26,712)	-	(26,712)
Foreign currency translation adjustments for foreign operations		-	-	-	-	(2,856)	-	(2,856)	(194)	(3,050)
Balance at December 31, 2023	~~W~~	626,847	699,822	860,729	(1,548)	(55,952)	5,916,393	8,046,291	8,696	8,054,987

The accompanying notes are an integral part of the consolidated financial statements.

(In millions of won)		2023	2022

Cash flows from operating activities
Profit for the year	~~W~~	621,908	644,555
Adjustment for:
Interest income		(2,840,691)	(2,508,702)
Interest expense		945,393	710,697
Dividend income		(611)	(415)
Income tax expense		181,292	192,176
Fee and commission income		37,444	32,470
Fee and commission expense		1,009	670
Net gain on sales of financial assets at fair value through profit or loss		(4,029)	(7,129)
Net loss on sales of financial assets at fair value through profit or loss		322	-
Net gain on valuation of financial assets at fair value through profit or loss		(7,266)	(4,414)
Net loss on valuation of financial assets at fair value through profit or loss		1,812	1,133
Net gain on valuation and transaction of derivatives		(81,106)	(234,298)
Net loss on valuation and transaction of derivatives		12,065	43,230
Net gain on foreign currency transaction		(1,946)	(32,691)
Net loss on foreign currency transaction		60,610	177,659
Provision for credit loss allowance		883,957	560,265
Employee expenses		20,783	24,577
Depreciation expenses		73,325	63,942
Increase (decrease) in restoration liabilities		(1,282)	20
Other operating income		(11)	(24)

(In millions of won)		2023	2022
Other operating expenses		445,159	351,264
Non-operating income		(1,066)	(62,987)
Non-operating expenses		1,910	2,012
Equity method loss (income), net		2,831	(7,114)
		(270,096)	(697,659)
Changes in assets and liabilities:
Restricted due from banks		153,053	(84,988)
Due from banks at amortized cost		(56,200)	-
Financial assets at fair value through profit or loss		(509,825)	(19,956)
Credit card receivables at amortized cost and other		(640,905)	(3,447,311)
Lease assets`		(583,322)	(898,312)
Other assets		(307,359)	(320,603)
Net defined benefit obligations		(11,718)	(51,013)
Provisions		(37,261)	(22,251)
Other liabilities		597,364	543,472
		(1,396,173)	(4,300,962)

Income taxes paid		(167,982)	(300,946)
Interest received		2,691,567	2,337,839
Interest paid		(763,612)	(667,545)
Dividend received		611	415
Net cash inflow (outflow) from operating activities	~~W~~	716,223	(2,984,303)

Cash flows from investing activities
Proceeds from disposal of financial assets at fair value through profit or loss	~~W~~	7,000	37,269
Acquisition of financial assets at fair value through profit or loss		(49,713)	(42,663)

(In millions of won)		2023	2022

Proceeds from disposal of financial assets at fair value through other comprehensive income	~~W~~	-	-
Acquisition of financial assets at fair value through other comprehensive income		-	(192,894)
Acquisition of investments in associates		(11,400)	(22,350)
Proceeds from disposal of investments in associates		4,805	12,163
Proceeds from disposal of property and equipment		1,019	77,157
Acquisition of property and equipment		(31,851)	(33,905)
Proceeds from disposal of intangible assets		758	679
Acquisition of intangible assets		(31,570)	(34,453)
Decrease in security deposits paid		1,224	4,558
Increase in security deposits paid		(7,820)	(4,236)
Net cash outflows from business combination		-	(4,260)
Net cash outflow from investing activities	~~W~~	(117,548)	(202,935)
Cash flows from financing activities
Proceeds from borrowings	~~W~~	934,737	5,062,702
Repayment of borrowings		(1,862,068)	(2,622,384)
Proceeds from debentures		7,488,226	7,446,370
Repayment of debentures		(7,392,194)	(6,909,706)
Cash inflows from cash flow hedges		1,535,439	2,391,500
Cash outflows from cash flow hedges		(1,457,988)	(2,319,927)
Repayment of lease liabilities		(14,274)	(12,629)
Dividends paid		(256,631)	(337,620)
Increase in security deposits received		175,809	215,385
Issuance of hybrid bonds		299,921	399,901
Payment of dividend on hybrid bonds		(27,927)	(12,042)
Increase in other financial liabilities		11,090	25,622

(In millions of won)		2023	2022

Proceeds from disposal of financial assets at fair value through other comprehensive income	~~W~~	-	-
Acquisition of financial assets at fair value through other comprehensive income		-	(192,894)
Acquisition of investments in associates		(11,400)	(22,350)
Proceeds from disposal of investments in associates		4,805	12,163
Decrease in other financial liabilities		(14,231)	-
Increase in paid-in capital		-	3,158
Net cash outflow(inflow) from financing activities		(580,091)	3,330,330

Effect of exchange rate fluctuations on cash and cash equivalents		865	854

Net increase in cash and cash equivalents		19,449	143,946

Cash and cash equivalents at the beginning of year		463,814	319,868

Cash and cash equivalents at the end of year (Note 40)	~~W~~	483,263	463,814

The accompanying notes are an integral part of the consolidated financial statements.